SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO RULES 13d-1(b)(c), AND
                        (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )*


                                  Lodgian, Inc.
                         ------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    54021P403
                         ------------------------------
                                 (CUSIP Number)


                                  JUNE 30, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                (x) Rule 13d-1(b)
                                ( ) Rule 13d-(c)
                                ( ) Rule 13d-1(d)

----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 6 Pages

CUSIP No.  54021P403                    13G                    Page 2 of 6 Pages



1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Teachers Insurance and Annuity Association of America
      I.R.S. # 13-1624203

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) ( )
                                                            (b) ( )


3.    SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

      5.    SOLE VOTING POWER            1,366,660

      6.    SHARED VOTING POWER          1,638,540

      7.    SOLE DISPOSITIVE POWER       1,366,660

      8.    SHARED DISPOSITIVE POWER     1,638,540

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   3,005,200

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES

                                      ( )

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     12.25 %

12. TYPE OF REPORTING PERSON

                                       IC

CUSIP No.  54021P403                    13G                    Page 3 of 6 Pages



Item 1(a).  NAME OF ISSUER:

                  Lodgian, Inc.

Item 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  3445 Peachtree Road NE
                  Suite 700
                  Atlanta, GA 30326
                  United States

Item 2(a).  NAME OF PERSON FILING:

                  Teachers Insurance and Annuity Association of America ("TIAA")

Item 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  730 Third Avenue
                  New York, NY  10017

Item 2(c).  CITIZENSHIP:

                  New York

Item 2(d).  TITLE OF CLASS OF SECURITIES:

                  Common Stock

Item 2(e).  CUSIP NUMBER:  54021P403

Item_3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)   ( )   Broker or dealer registered under Section 15 of the Exchange Act.

(b)   ( )   Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)   (x)   Insurance Company as defined in Section 3(a)(19) of the Exchange
            Act.

(d)   ( )   Investment Company registered under Section 8 of the Investment
            Company Act.

(e)   ( )   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)   ( )   An employee  benefit plan or endowment  fund in accordance  with
            Rule 13d-1(b)(1)(ii)(F).

(g)   ( )   A parent holding  company or control  person in accordance  with
            Rule 13d-1(b)(1)(ii)(G).

CUSIP No.  54021P403                    13G                    Page 4 of 6 Pages



(h)   ( )   A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act.

(i)   ( )   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)   ( )   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ( )

Item 4.     OWNERSHIP.

            (a) Aggregate amount beneficially owned: 3,005,200 (See Exhibit A)

            (b) Percent of class: 12.25 %

            (c) Powers of shares:

                  Sole Voting Power:            1,366,660

                  Shared Voting Power:          1,638,540

                  Sole Dispositive Power:       1,366,660

                  Shared Dispositive Power:     1,638,540

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6.     OWNERSHIP  OF MORE  THAN  FIVE  PERCENT  ON  BEHALF  OF  ANOTHER
            PERSON.

            See Exhibit A

Item 7.     IDENTIFICATION   AND  CLASSIFICATION  OF  THE  SUBSIDIARY  WHICH
            ACQUIRED THE SECURITY  BEING  REPORTED ON BY THE PARENT  HOLDING
            COMPANY.

            Not Applicable

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable

CUSIP No.  54021P403                    13G                    Page 5 of 6 Pages



Item 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable

Item 10.    CERTIFICATION.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

            SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date: September 24, 2004


                                                TEACHERS INSURANCE AND
                                                ANNUITY ASSOCIATION OF AMERICA


                                                By:  /s/ Stewart P. Greene
                                                -----------------------------
                                                Stewart P. Greene
                                                Chief Counsel, Securities Law

CUSIP No.  54021P403                    13G                    Page 6 of 6 Pages



                                    EXHIBIT A


ITEM 6.  OWNERSHIP.

Teachers Insurance and Annuity Association of America ("TIAA") presently holds 1,366,660 shares of Issuer's common stock for the benefit of TIAA Real Estate Account, a separate account of TIAA. In addition, TIAA may be deemed to have direct or indirect voting and/or investment discretion over 1,638,540 shares of Issuer's common stock that are beneficially owned by three registered investment companies--College Retirement Equities Fund ("CREF"), TIAA-CREF Institutional Mutual Funds ("Institutional Funds"), and TIAA-CREF Life Funds ("Life Funds")--whose investment advisers are TIAA-CREF Investment Management, LLC (in the case of CREF) and Teachers Advisors, Inc. (in the case of Institutional Funds and Life Funds), both of which are wholly owned subsidiaries of TIAA. TIAA is reporting the combined holdings of these entities for the purpose of administrative convenience. These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that TIAA is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.